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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 29, 2006

POWERCOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	**33-19584**	**23-2582701**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Canfield Road La Vernia, Texas	**78121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **830 779-5223**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 2.04   Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

See Item 8.01

Item 3.02   Unregistered Sales of Equity Securities

See Item 8.01

Item 8.01   Other Events

The Company announced that on June 28, 2006 it reached an agreement with Laurus Master Fund, LTD, to amend and restate the terms of a Secured Convertible Term Note, dated July 29, 2004, (as amended, modified and/or supplemented from time to time) by and between the Company and Laurus Master Fund, LTD in the original principal amount of five million dollars ($5,000,000), by payment of the principal amount of $166,667 due for the month of June 2006 by issuance of common stock, via debt conversion at $0.35 per share, as well as other modifications. The Company has previously paid $25,259.11 interest payment for the month of June 2006.

Item 9.01.   Financial Statements and Exhibits

(d) Exhibits

4.1   Amended and Restated Secured Convertible Term Note
10.1   Omnibus Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/s/ Francis L. Simola

_____
Francis L. Simola
Chairman and CEO

Date: June 29, 2006

Exhibit 4.1

THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THIS NOTE AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF EITHER: AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS; OR, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO POWERCOLD CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

AMENDED AND RESTATED SECURED CONVERTIBLE TERM NOTE

FOR VALUE RECEIVED, POWERCOLD CORPORATION, a Nevada corporation (the "**Borrower**"), hereby promises to pay to LAURUS MASTER FUND, LTD., c/o Ironshore Corporate Services Ltd., P.O. Box 1234 G.T., Queensgate House, South Church Street, Grand Cayman, Cayman Islands, Fax: 345-949-9877 (the "**Holder**") or its registered assigns or successors in interest, on order, the sum of Five Million Dollars ($5,000,000), together with any accrued and unpaid interest hereon, on July 29, 2007 (the "**Maturity Date**") if not sooner paid. This Note amends and restates in its entirety, and is given in substitution of and not in satisfaction of that certain promissory note in the original principal amount of five million dollars ($5,000,000) issued by the Company in favor of the Holder on July 29, 2004.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Securities Purchase Agreement dated as of the date hereof between the Borrower and the Holder (the "**Purchase Agreement**").

The following terms shall apply to this Amended and Restated Note:

ARTICLE I
INTEREST & AMORTIZATION

1.1(a) Interest Rate. Subject to Sections 4.11 and 5.6 hereof, interest payable on this Note shall accrue at a rate per annum (the "Interest Rate") equal to the "prime rate" published in The Wall Street Journal from time to time, plus one percent (1.0%). The prime rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate; each change to be effective as of the day of the change in such rate. Subject to Section 1.1(b) hereof, the Interest Rate shall not be less than five percent (5.0%) and no more than eight percent (8.0%). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on August 1, 2004 and on the first business day of each consecutive calendar month thereafter until the Maturity Date (and on the Maturity Date), whether by acceleration or otherwise (each, a "**Repayment Date**").

1.1 (b) Interest Rate Adjustment. The Interest Rate shall be calculated on the last business day of each month hereafter until the Maturity Date (each a "Determination Date") and shall be subject to adjustment as set forth herein. If (i) the Borrower shall have registered the shares of the Borrower's common stock underlying each of the conversion of the Note and that certain warrant issued to Holder on a registration statement declared effective by the Securities and Exchange Commission (the "SEC"), and (ii) the market price (the "Market Price") of the Common Stock as reported by Bloomberg, L.P. on the Principal Market (as defined below) for the five (5) trading days immediately preceding a Determination Date exceeds the then applicable Fixed Conversion Price by at least twenty five percent (25%), the Interest Rate for the succeeding calendar month shall automatically be reduced by 200 basis points (200 b.p.) (2.0.%) for each incremental twenty five percent (25%) increase in the Market Price of the Common Stock above the then applicable Fixed Conversion Price. If (i) the Borrower shall not have registered the shares of the Borrower's common stock underlying the conversion of the Note and that certain warrant issued to Holder on a registration statement declared effective by the SEC and which remains effective, and (ii) the Market Price of the Common Stock as reported by Bloomberg, L.P. on the principal market for the five (5) trading days immediately preceding a Determination Date exceeds the then applicable Fixed Conversion Price by at least twenty five percent (25%), the Interest Rate for the succeeding calendar month shall automatically be decreased by 100 basis points (100 b.p.) (1.0.%) for each incremental twenty five percent (25%) increase in the Market Price of the Common Stock above the then applicable Fixed Conversion Price. Notwithstanding the foregoing (and anything to the contrary contained in herein), in no event shall the Interest Rate be less than zero percent (0%).

1.2   Minimum Monthly Principal Payments. Amortizing payments of the aggregate principal amount outstanding under this Note at any time (the "**Principal Amount**") shall begin on February 1, 2005 and shall recur on the first business day of each succeeding month thereafter until the Maturity Date (each, an "**Amortization Date**"). Subject to Article 3 below, beginning on the first Amortization Date, the Borrower shall make monthly payments to the Holder on each Repayment Date, each in the amount of $166,666.67, together with any accrued and unpaid interest to date on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note, the Purchase Agreement or any other Related Agreement (specifically excluding the Common Stock Purchase Warrant) but have not been paid (collectively, the "**Monthly Amount**"). Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date.

ARTICLE II
CONVERSION REPAYMENT

2.1   (a) Payment of Monthly Amount in Cash or Common Stock. Subject to paragraph (b) each month by the fifth (5th) business day prior to each Repayment Date (the "**Notice Date**"), the Holder shall deliver to Borrower a written notice in the form of Exhibit B attached hereto (each, a "**Repayment Notice**") stating whether, according to the Conversion Criteria (as defined below), the Monthly Amount payable on the next Repayment Date shall be paid in cash or Common Stock, or a combination of both. If a Repayment Notice is not delivered by the Holder on or before the applicable Notice Date for such Repayment Date, then the Borrower shall pay the Monthly Amount due on such Repayment Date in cash. Any portion of the Monthly Amount paid in cash on a Repayment Date, shall be paid to the Holder in an amount equal to 102% of such amount. The number of such shares to be issued by the Borrower to the Holder on such Repayment Date (in respect of such portion of the Monthly Amount converted into in shares of Common Stock pursuant to Section 2.1(b)), shall be the number determined by dividing (x) the portion of the Monthly Amount converted into shares of Common Stock, by (y) the then applicable Fixed Conversion Price.

For purposes hereof, the initial "**Fixed Conversion Price**" means $1.87 (which has been determined on the date of this Note as an amount equal to 107% of the average closing price for the twenty two (22) trading days immediately prior to the date of this Note) provided, however, that the Fixed Conversion Price set on the date hereof shall not exceed $2.10 or be less than $1.80. Notwithstanding the immediately foregoing, with effect on and after the date hereof, the Fixed Conversion Price applicable to the next $166,667 of principal converted hereunder shall be thirty-five cents ($0.35); thereafter, the Fixed Conversion Price applicable to conversion made pursuant hereto shall be calculated as otherwise set forth herein.

(b) <u>Monthly Amount Conversion Guidelines-Automatic Conversion</u>. Subject to Sections 2.1(a), 2.2, and 3.2 hereof, the Holder shall convert into shares of Common Stock all or a portion of the Monthly Amount due on each Repayment Date according to the following guidelines (the "**Conversion Criteria**"): (i) the average closing price of the Common Stock as reported by Bloomberg, L.P. on the Principal Market for the five (5) trading days immediately preceding such Repayment Date shall be greater than or equal to 110% of the Fixed Conversion Price and (ii) the amount of such conversion does not exceed thirty-five percent (35.0%) of the aggregate dollar trading volume of the Common Stock for the twenty-two (22) day trading period immediately preceding delivery of a Repayment Notice. If the Conversion Criteria are not met, the Holder shall convert only such part of the Monthly Amount that meets the Conversion Criteria. Any part of the Monthly Amount due on a Repayment Date that the Holder has not been able to convert into shares of Common Stock due to failure to meet the Conversion Criteria, shall be paid by the Borrower in cash at the rate of 102% of the Monthly Amount otherwise due on such Repayment Date, within five (5) business days of the applicable Repayment Date.

(c) Subject to Sections 2.1, 2.2 hereof, if the average closing price of the Common Stock on the Principal Market is less than one hundred ten percent (110%) of the Fixed Conversion Price for the five (5) trading days immediately preceding a Repayment Date, then the Holder shall, , provide the Borrower with a Repayment Notice requiring the conversion of the Monthly Amount (together with accrued and unpaid interest and applicable fees), as of the date of the Repayment Notice at a Fixed Conversion Price equal to ninety percent (90%) of the average of the five (5) lowest trading days preceding such Repayment Date closing prices of the Common Stock during the twenty-two (22) trading days immediately prior to the date of the delivery of such respective Repayment Notice, provided, however, that such conversion of the Monthly Amount due on each Repayment Date does not exceed thirty five percent (35.0%) of the aggregate dollar trading volume of the Common Stock for the twenty-two (22) day trading period immediately preceding delivery of a Repayment Notice. Any part of the Monthly Amount due on such Repayment Date that the Holder has not been able to convert into shares of Common Stock as set forth in this Section 2.1(c) shall be paid in cash at the rate of 102% of the Monthly Amount otherwise due on such Repayment Date, within five (5) business days of the applicable Repayment Date. In no event shall the Fixed Conversion Price for the purposes of this Section 2.1(c) be less than $1.10.

2.2 <u>No Effective Registration</u>. Notwithstanding anything to the contrary herein, none of the Borrower's obligations to the Holder may be converted into Common Stock unless (i) either (x) an effective current Registration Statement (as defined in the Registration Rights Agreement) covering the shares of Common Stock to be issued in connection with satisfaction of such obligations exists or (y) an exemption from registration of the Common Stock is available to pursuant to Rule 144 of the Securities Act and (ii) no Event of Default hereunder exists and is continuing, unless such Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect is cured within any applicable cure period or is otherwise waived in writing by the Holder in whole or in part at the Holder's option.

2.3   Optional Redemption in Cash. The Borrower will have the option of prepaying this Note ("**Optional Redemption**") by paying to the Holder, within a period up to and including twelve (12) months from the date herein, a sum of money equal to one hundred twenty-five percent (125%) of the remaining principal balance amount of this Note together with accrued but unpaid interest thereon. Optional Redemption after twelve (12) months and up until twenty-four (24) months after the date herein, will be at a sum equal to one hundred and fifteen percent (115%) of the remaining principal balance amount of this Note together with accrued but unpaid interest. Option Redemption after twenty-four (24) months shall be effected by the Borrower paying to the Holder a sum equal to one hundred and two percent (110%) of the principal balance amount plus accrued but unpaid interest at Redemption and any and all other sums due, accrued or payable to the Holder arising under this Note, the Purchase Agreement, or any Related Agreement (the "**Redemption Amount**") outstanding on the day written notice of redemption (the "**Notice of Redemption**") is given to the Holder. The Notice of Redemption shall specify the date for such Optional Redemption (the "**Redemption Payment Date**") which date shall be seven (7) business days after the date of the Notice of Redemption (the "**Redemption Period**"). A Notice of Redemption shall not be effective with respect to any portion of this Note for which the Holder has a pending election to convert pursuant to Section 3.1, or for conversions initiated or made by the Holder pursuant to Section 3.1 during the Redemption Period. The Redemption Amount shall be determined as if such Holder's conversion elections had been completed immediately prior to the date of the Notice of Redemption. On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then such Redemption Notice will be null and void.

ARTICLE III
CONVERSION RIGHTS

3.1.   Holder's Conversion Rights. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding principal amount of this Note, together with interest and fees due hereon, into shares of Common Stock subject to the terms and conditions set forth in this Article III. The Holder may exercise such right by delivery to the Borrower of a written notice of conversion not less than three (3) business days prior to the date upon which such conversion shall occur.

3.2   Conversion Limitation.   Notwithstanding anything contained herein to the contrary, the Holder shall not be entitled to convert pursuant to the terms of the Note an amount that would (a) be convertible into that number of shares of Common Stock which, when added to the number of shares of Common Stock otherwise beneficially owned by such Holder including those issuable upon exercise of warrants held by such Holder would exceed 4.99% of the outstanding shares of Common Stock of the Borrower at the time of conversion or (b) exceed thirty-five percent (35%) of the aggregate dollar trading volume of the Common Stock for the twenty-two (22) day trading period immediately preceding delivery of a Notice of Conversion to the Borrower. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. The conversion limitation described in this Section 3.2 shall automatically become null and void without any notice to Borrower upon the occurrence and during the continuance beyond any applicable grace period of an Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect, or upon 75 days prior notice to the Borrower, except that at no time shall the beneficial ownership exceed 19.99% of the Common Stock. Notwithstanding anything contained herein to the contrary, the number of shares of Common Stock issuable by the Borrower and acquirable by the Holder at a price below $1.75 per share pursuant to the terms of this Note, the Purchase Agreement or any Related Agreement, shall not exceed an aggregate of 4,457,995 shares of the Borrower's Common Stock (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the Common Stock) (the "**Maximum Common Stock Issuance**"), unless the issuance of shares hereunder in excess of the Maximum Common Stock Issuance shall first be approved by the Borrower's shareholders, if required by applicable law or regulation. If at any point in time and from time to time the number of shares of Common Stock issued pursuant to the terms of this Note or the Warrant, would exceed the Maximum Common Stock Issuance but for this Section 3.2, the Borrower shall promptly call a shareholders meeting to solicit shareholder approval for the issuance of the shares of Common Stock hereunder in excess of the Maximum Common Stock Issuance.

3.3 Mechanics of Holder's Conversion. (a) In the event that the Holder elects to convert this Note into Common Stock, the Holder shall give notice of such election by delivering an executed and completed notice of conversion ("**Notice of Conversion**") to the Borrower and such Notice of Conversion shall provide a breakdown in reasonable detail of the Principal Amount, accrued interest and fees being converted. On each Conversion Date (as hereinafter defined) and in accordance with its Notice of Conversion, the Holder shall make the appropriate reduction to the Principal Amount, accrued interest and fees as entered in its records and shall provide written notice thereof to the Borrower within two (2) business days after the Conversion Date. Each date on which a Notice of Conversion is delivered or telecopied to the Borrower in accordance with the provisions hereof shall be deemed a Conversion Date (the "**Conversion Date**"). A form of Notice of Conversion to be employed by the Holder is annexed hereto as Exhibit A.

(b) Pursuant to the terms of the Notice of Conversion, the Borrower will issue instructions to the transfer agent accompanied by an opinion of counsel within three (3) business day of the date of the delivery to Borrower of the Notice of Conversion and shall cause the transfer agent to transmit the certificates representing the Conversion Shares to the Holder by crediting the account of the Holder's designated broker with the Depository Trust Corporation ("**DTC**") through its Deposit Withdrawal Agent Commission ("**DWAC**") system within three (3) business days after receipt by the Borrower of the Notice of Conversion (the "**Delivery Date**"). In the case of the exercise of the conversion rights set forth herein the conversion privilege shall be deemed to have been exercised and the Conversion Shares issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Borrower of the Notice of Conversion. The Holder shall be treated for all purposes as the record holder of such Common Stock, unless the Holder provides the Borrower written instructions to the contrary.

    3.4   <u>Conversion Mechanics</u>.

    (a)   The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal and interest and fees to be converted, if any, by the then applicable Fixed Conversion Price. In the event of any conversions of outstanding principal amount under this Note in part pursuant to this Article III, such conversions shall be deemed to constitute conversions of outstanding principal amount applying to Monthly Amounts for the remaining Repayment Dates in chronological order.

    (b)   The Fixed Conversion Price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the occurrence of certain events, as follows:

    A.   <u>Stock Splits, Combinations and Dividends.</u> If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock in shares of Common Stock, the Fixed Conversion Price or the Conversion Price, as the case may be, shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

    B.   During the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of this Note. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

    C.   <u>Share Issuances</u>. Subject to the provisions of this Section 3.4, if the Borrower shall at any time prior to the conversion or repayment in full of the Principal Amount issue to a person other than the Holder except (i) pursuant to Subsections A or B above; (ii) pursuant to options, warrants, or other obligations to issue shares outstanding on the date hereof as disclosed to Holder in writing or in filings with the Securities and Exchange Commission or the Securities Purchase Agreement; or (iii) pursuant to options that may be issued under any employee incentive stock option and/or any qualified stock option plan adopted by the Borrower) for a consideration per share (the "Offer Price") less than the Fixed Conversion Price in effect at the time of such issuance, then the Fixed Conversion Price shall be immediately reset to pursuant to the formula below. For purposes hereof, the issuance of any security of the Borrower convertible into or exercisable or exchangeable for Common Stock shall result in an adjustment to the Fixed Conversion Price at the time of issuance of such securities.

If the Corporation issues any additional shares pursuant to Section 3.4 above then, and thereafter successively upon each such issue, the Fixed Conversion Price shall be adjusted by multiplying the then applicable Fixed Conversion Price by the following fraction:

$$\frac{A + B}{(A + B) + [((C - D) \times B) / C]}$$

A = Total amount of shares convertible pursuant to this Note.

B = Actual shares sold in the successive offering

C = Fixed Conversion Price
D = Offering price

D. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes, this Note, as to the unpaid Principal Amount and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

3.5 Issuance of New Note. Upon any partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid. Subject to the provisions of Article IV, the Borrower will pay no costs, fees or any other consideration to the Holder for the production and issuance of a new Note.

3.6 Shareholder Rights. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Note and are not enforceable against the Company except to the extent set forth herein.

ARTICLE IV
EVENTS OF DEFAULT

Upon the occurrence and continuance of an Event of Default beyond any applicable grace period, the Holder may make all sums of principal, interest and other fees then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable. In the event of such an acceleration, the amount due and owing to the Holder shall be one hundred twenty percent 120% of the outstanding principal amount of the Note (plus accrued and unpaid interest and fees, if any) (the "**Default Payment**"). The Default Payment shall be applied first to any fees due and payable to Holder pursuant to the Note or the Related Agreements, then to accrued and unpaid interest due on the Note and then to outstanding principal balance of the Note.

The occurrence of any of the following events set forth in Sections 4.1 through 4.10, inclusive, is an "**Event of Default**":

4.1   Failure to Pay Principal, Interest or other Fees. The Borrower fails to pay when due any installment of principal, interest or other fees hereon in accordance herewith, or the Borrower fails to pay when due any amount due under any other promissory note issued by Borrower which has had, or could reasonably be expected to have, a Material Adverse Effect, and in any such case, such failure shall continue for a period of five (5) days following the date upon which any such payment was due.

4.2   Breach of Covenant. The Borrower breaches any covenant or any other term or condition of this Note or the Purchase Agreement in any material respect, or the Borrower or any of its Subsidiaries breaches any covenant or any other term or condition of any Related Agreement which has had, or could reasonably be expected to have, a Material Adverse Effect and, in any such case, such breach, if subject to cure, continues for a period of fifteen (15) days after the occurrence thereof.

4.3   Breach of Representations and Warranties. Any representation or warranty made by the Borrower in this Note or the Purchase Agreement, or by the Borrower or any of its Subsidiaries in any Related Agreement, shall, in any such case, be false or misleading in any material respect on the date that such representation or warranty was made or deemed made and which has had, or could reasonably be expected to have, a Material Adverse Effect.

4.4   Receiver or Trustee. The Borrower or any of its Subsidiaries shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

4.5   Judgments. Any money judgment, writ or similar final process shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective property or other assets for more than an aggregate of $250,000 in any calendar year, and shall remain unvacated, unbonded or unstayed for a period of thirty (30) days.

4.6   Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any of its Subsidiaries.

4.7   Stop Trade. An SEC stop trade order or Principal Market trading suspension of the Common Stock shall be in effect for five (5) consecutive days or five (5) days during a period of ten (10) consecutive days, excluding in all cases a suspension of all trading on a Principal Market, provided that the Borrower shall not have been able to cure such trading suspension within thirty (30) days of the notice thereof or list the Common Stock on another Principal Market within sixty (60) days of such notice. The "Principal Market" for the Common Stock shall include the NASD OTC Bulletin Board, NASDAQ SmallCap Market, NASDAQ National Market System, American Stock Exchange, or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Common Stock, or any securities exchange or other securities market on which the Common Stock is then being listed or traded.

4.8   Failure to Deliver Common Stock or Replacement Note. The Borrower shall fail (i) to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note, and Section 9 of the Purchase Agreement, if such failure to timely deliver Common Stock shall not be cured within three(3) business days not withstanding a failure of the Stock Transfer Agent to comply with the requested issuance or (ii) to deliver a replacement Note to Holder within seven (7) business days following the required date of such issuance pursuant to this Note, the Purchase Agreement or any Related Agreement (to the extent required under such agreements).

4.9   Default Under Related Agreements or Other Agreements. The occurrence and continuance of any Event of Default (as defined in the Purchase Agreement or any Related Agreement) or any event of default (or similar term) under any other indebtedness that has had, or could reasonably be expected to have, a Material Adverse Effect.

4.10   Change in Control.   In the event of a Change in Control, no Event of Default shall exist, and Borrower shall have such Optional Redemption rights as set forth in section 2.3.

DEFAULT RELATED PROVISIONS

4.11   Payment Grace Period. Following the occurrence and continuance of an Event of Default beyond any applicable cure period hereunder, the Borrower shall pay the Holder a default interest rate of one percent (1.0%) per month on all amounts due and owing under the Note, which default interest shall be payable upon demand.

4.12   Conversion Privileges. The conversion privileges set forth in Article III shall remain in full force and effect immediately from the date hereof and until this Note is paid in full.

4.13   Cumulative Remedies. The remedies under this Note shall be cumulative.

ARTICLE V
MISCELLANEOUS

5.1   Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

5.2   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

- upon personal delivery to the party to be notified;

- when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

- three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

- one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

All communications shall be sent as follows:

If to the Company, to:	PowerCold Corporation 566 South Bethlehem Pike Fort Washington, PA

Attention:	Chief Financial Officer
Facsimile:	(215) 248-2954

with a copy to:

Attention:	Charles A. Cleveland, P.S. Suite 304, 1212 North Washington Spokane, WA 99202-2401
Facsimile:	(509) 325-1872

If to the Purchaser, to:	Laurus Master Fund, Ltd. c/o Ironshore Corporate Services ltd. P.O. Box 1234 G.T. Queensgate House, South Church Street Grand Cayman, Cayman Islands

Facsimile:	345-949-9877

with a copy to:

John E. Tucker, Esq.
825 Third Avenue 14th Floor
New York, NY 10022

Facsimile:	212-541-4434

or at such other address as the Company or the Purchaser may designate by ten (10) days' advance written notice to the other parties hereto given in accordance herewith.

5.3   Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument issued pursuant to Section 3.5 hereof, as it may be amended or supplemented.

5.4   Assignability. Subject to applicable securities laws, this Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns, and may be assigned by the Holder. in accordance with the requirements of the Purchase Agreement. This Note shall not be assigned by the Holder without the consent of the Borrower. This Note may not be sold, transferred, assigned or hypothecated unless an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "1933 Act"), is available. Any such assignment shall be made by surrender of this Note to the Company or at the office of its stock transfer agent, together with a written opinion of counsel to the effect that the proposed assignment will not violate applicable securities laws; whereupon the Company shall, without charge, execute and deliver a new Note in the name of the assignee named in such instrument or assignment and this Note shall promptly be cancelled.

5.5   Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Holder and Company (including for purposes of arbitration, partners, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from the Warrants, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion or any foreign laws, shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of New York Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Tthe prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at trial, or on appeal. Venue for any proceeding herein shall lie in the borough of Manhattan, City of New York.

The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court in favor of the Holder.

5.6   Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

5.7   Security Interest and Guarantee. The Holder has been granted a security interest (i) in certain assets of the Borrower and its Subsidiaries as more fully described in the Master Security Agreement dated as of the date hereof and (ii) pursuant to the Stock Pledge Agreement dated as of the date hereof. The principal and interest payment obligations of the Borrower under this Note are guaranteed by certain Subsidiaries of the Borrower pursuant to the Subsidiary Guaranty dated as of the date hereof.

5.8   Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

5.9   Cost of Collection. If default is made in the payment of this Note, the Borrower shall pay to Holder reasonable costs of collection, including reasonable attorney's fees.

5.10   COMPLIANCE WITH THE 1933 ACT .

(a)   Neither this Note nor the Common Stock issuable upon exercise thereof have been registered under the 1933 Act or under the laws of any state of the United States. This Note or the Common Stock or any other security issued or issuable upon exercise of this Note, may not be sold, transferred or otherwise disposed of unless registered under the 1933 or pursuant to an exemption from the registration requirements of the 1933 Act and all applicable state securities laws.

(b)   By accepting this Note, the Holder hereby represents and warrants to the Company: that this Note and the Common Stock to be issued herein, have not been approved or disapproved by the United States Securities and Exchange Commission, the State of Nevada, any other state securities agencies, or foreign jurisdictions and that it's representations and warranties to the Company as set forth in the Securities Purchase Agreement are true and correct on the date hereof.

(c)   The rights of this Note may only be exercised by or on behalf of a Holder who, at the time of exercise, either:

(i)   Provides written confirmation that the undersigned was the original Purchaser (the "Initial Purchaser") under which the Note was issued and the representations and warranties made to the Company in the Securities Purchase Agreement executed and delivered in connection with the acquisition of the Note remain true and correct on the Exercise Date; or

(ii) Provides a written opinion of counsel, in a form and from counsel reasonably acceptable to the Company, that the Common Stock to be delivered upon exercise of the Note is exempt from such registration requirements, the 1933 Act, the securities laws of all applicable states of the United States, and any relevant foreign jurisdictions.

[Balance of page intentionally left blank; signature page follows.]

       IN WITNESS WHEREOF, the Borrower has caused this Amended and Restated Secured and Convertible Term Note to be signed in its name effective as of this 26th day of June, 2006.

POWERCOLD CORPORATION



By:_____
Name: Francis l. Simola
Title: President and CEO

EXHIBIT A

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert all or part of the Amended and Restated Note into Common Stock

[Name and Address of Holder]

The Undersigned hereby converts $_____ of the principal due on [specify applicable Repayment Date] under the Amended and Restated Convertible Term Note issued by POWERCOLD CORPORATION dated July __, 2004 as amended and restated on June __, 2006, by delivery of Shares of Common Stock of POWERCOLD CORPORATION on and subject to the conditions set forth in Article III of such Note.

1.   Date of Conversion   _____

2.   Shares To Be Delivered: _____

                                      By:_____
                                      Name:_____
                                      Title:_____

EXHIBIT B

CONVERSION NOTICE

(To be executed by the Holder in order to convert all or part of a Monthly Amount into Common Stock)

[Name and Address of Holder]

Holder hereby converts $_____ of the Monthly Amount due on [specify applicable Repayment Date] under the Convertible Term Note issued by POWERCOLD CORPORATION dated _____, 200__ by delivery of Shares of Common Stock of POWERCOLD CORPORATION on and subject to the conditions set forth in Article III of such Note.

1.   Fixed Conversion Price: $_____

2.   Amount to be paid: $_____

3.   Shares To Be Delivered (2 divided by 1):   _____

4.   Cash payment to be made by Borrower : $_____

Date: _____   LAURUS MASTER FUND, LTD.

                                       By:_____
                                       Name:_____
                                       Title:_____

OMNIBUS AMENDMENT

This Omnibus Amendment, dated June 26, 2006, by and between POWERCOLD CORPORATION, a Nevada corporation (the "**Company**"), and LAURUS MASTER FUND, LTD., a Cayman Islands company ("**Laurus**"), for the purpose of amending and restating the terms of that certain Secured Convertible Term Note, dated as of July 29, 2004 (as amended, modified and/or supplemented from time to time, the "**Term Note**") issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of July 29, 2004 by and between the Company and Laurus (as amended, modified and/or supplemented from time to time, the "**Purchase Agreement**" and, together with the Term Note, the "**Loan Documents**"). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

PREAMBLE

WHEREAS, pursuant to the terms of the Purchase Agreement, the Company issued and sold the Note to Laurus; and

WHEREAS, Laurus and the Company desire to amend the transactions contemplated by the Purchase Agreement and the Note.

NOW, THEREFORE, in consideration of the covenants, agreements and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Effective as of the Amendment Effective Date (as defined below), the Note is hereby amended and restated in the form attached hereto as Exhibit A (the "**Amended and Restated Note**"). For the avoidance of doubt, the amendment and restatement of the Note as set forth in this Section 1 shall be in substitution for and not in satisfaction of the Note.

2.   The Company understands that the Company has an affirmative obligation to make prompt public disclosure of material agreements and material amendments to such agreements. It is the Company's determination that this Amendment and the terms and provisions of this Amendment, including without limitation the reduction of the fixed conversion price set forth in Section 1 of this Agreement, (collectively, the "Information") are material. The Company agrees to file an 8-K within 2 days of the date hereof and in the form otherwise prescribed by the SEC.

3.   The amendments set forth above shall be effective as of the date first above written (the "**Amendment Effective Date**") on the date when each of the Company and Laurus shall have executed and the Company shall have delivered to Laurus its respective counterpart to this Amendment.

4.   Except as specifically set forth in this Amendment, there are no other amendments, modifications or waivers to the Loan Documents, and all of the other forms, terms and provisions of the Loan Documents remain in full force and effect.

5.   The Company hereby represents and warrants to Laurus that (i) on the date hereof, all representations, warranties and covenants made by the Company in connection with the Loan Documents are true, correct and complete and (iii) on the date hereof, all of the Company's and its Subsidiaries' covenant requirements have been met.

6.   Laurus hereby represents and warrants to the Company that, to the best of its knowledge, (i) on the date hereof, all representations, warranties and covenants (other than in respect of covenants to repay indebtedness owing to the Purchaser) made by the Company in connection with the Loan Documents are true, correct and complete and (ii) on the date hereof, all of the Company's and its Subsidiaries' covenant requirements have been met (other than in respect of covenants to repay indebtedness owing to the Purchaser).

7.   From and after the Amendment Effective Date, all references in the Loan Documents shall be deemed to be references to the Loan Documents, as the case may be, as modified hereby.

8.   This Amendment shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns. **THIS AMENDMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.** This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

[signature page follows]



IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment or has caused this Amendment to be executed on its behalf by a representative duly authorized, all as of the date first above set forth.

COMPANY:	PURCHASER:
POWERCOLD CORPORATION	LAURUS MASTER FUND, LTD.
By: /s/ Francis L. Simola	By: /s/
Name: Francis L. Simola	Name: David Grin
Title: President and CEO	Title: Director